YONGYE INTERNATIONAL, INC.
6 th Floor, Suite 608 Xue Yuan International Tower,
No. 1 Zhichun Road, Haidian District,
Beijing, PRC
(8610) 8232-8866

VIA EDGAR

November 19, 2009

Amanda Ravitz
Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Mail Stop 3561
Washington, D.C. 20549

Re:	Yongye International, Inc.
Amendment No. 3 to Registration Statement on Form S-3
Filed November 9, 2009
File No. 333-159892

Form 10-K/A for the Year Ended December 31, 2008
Filed November 10, 2009
File No. 001-34444

Form 10-Q for the Quarter Ended September 30, 2009
Filed November 16, 2009
File No. 011-34444

Dear Ms. Ravitz:

Yongye International, Inc. (f/k/a Yongye Biotechnology International, Inc.), a Nevada corporation (the “Company”), hereby provides responses to comments issued on November 18, 2009 regarding our Registration Statement on Form S-3, Amendment to Annual Report on Form 10-K/A (“Amended 10-K) and Quarterly Report on Form 10-Q (“Form 10-Q”) for the period ended September 30, 2009 (the “Staff’s Letter”). Contemporaneous with this submission we are filing a complete copy of an amended Registration Statement on Form S-3 (the “Amended S-3”) through the Commission’s Electronic Data Gathering, Analysis, and Retrieval system (“EDGAR”) reflecting our below responses.

By hand delivery, we are furnishing the Commission’s staff (the “Staff”) with three marked courtesy copies of the Amended S-3.

Securities and Exchange Commission
November 19, 2009

In order to facilitate your review of the Amended S-3, we have responded to each of the comments set forth in the Staff’s Letter on a point-by-point basis.  The numbered paragraphs set forth below respond to the Staff’s comments and correspond to the numbered paragraphs in the Staff’s Letter.  Page numbers refer to the marked copy of the Amended S-3.

Our responses to the Staff’s comments set forth in the Staff’s Letter are as follows:

Registration Statement

Registration Statement Cover Page

1.
Please revise the note after the fee table to disclose the number of shares for which this registration statement serves as a post effective amendment pursuant to Rule 426 of the Securities Act of 1933.

COMPANY RESPONSE:  In response to the Staff’s comment, please see the revised note regarding Rule 429 of the Securities Act of 1933, as amended.

Selling Stockholders, page 45

2.
We note that the number of shares to be sold by several of the selling shareholders exceeds the total number of shares held by them as shown in the first column. Please revise to include all shares beneficially owned by each selling shareholder, including all shares that the selling shareholder has the right to acquire within 60 days, regardless on contractual limitations related to a person’s ownership.

COMPANY RESPONSE:  In response to the Staff’s comment, please see the revised selling stockholders table on page 45 of the Amended S-3.

Exhibit 5.1

3.
We note your response to our prior comment number 8; however, we continue to believe that counsel should not assume a legal conclusion that forms the basis of counsel’s opinion. Please revise to remove assumption (f) as it relates to the company.

COMPANY RESPONSE:  In response to the Staff’s comment, please see the changes that have been made to the opinion of Lewis & Roca LLP filed as Exhibit 5.1 to the amended S-3.

Form 10-Q for the quarterly period  ended September 30 2009

Liquidity and Capital Resources, page 32

4.
Refer to prior comment 6. We note your response to our comment that you will address material changes in the underlying drivers of variances in operating cash flow items in terms of cash. However, your disclosure in Form 10-Q for the quarterly period ended September 30, 2009, filed on November 16, 2009, merely recites changes in line items reported in the statement of cash flows. In future filings please address material changes in the underlying drivers in terms of cash, similar to your discussion in Amendment #1 to Form 10-K for the fiscal year ended December 31, 2008. Please provide us with a copy of your intended revised disclosure.

Securities and Exchange Commission
November 19, 2009

COMPANY RESPONSE: In response to the Staff’s comment, please see the disclosure set forth below that was originally included in the Form 10-Q, which has been revised to be consistent with the revised disclosures that the Company included in the Amended 10-K pursuant to the Staff’s prior comment.  The Company intends to make future disclosures in the manner set forth below.

Liquidity and Capital Resources

The Company has historically financed its operations and capital expenditures principally through paid-in capital by common stockholders, shareholder loans and bank loans. As is customary in the industry, we provide credit terms to most of our distributors which typically exceed the terms that we receive from our suppliers, in particular, during the three months ended September 30, 2009, we extended the normal credit terms for those customers with well-established trading from three months to six months, due to the expansion of our business and significant increase in purchase from customers. Therefore, the Company’s liquidity needs have generally consisted of working capital necessary to finance receivables and raw material and finished goods inventory. We believe that our existing cash, cash equivalents and from the proceeds of the May Offering and our new bank borrowings will be sufficient to meet our anticipated future cash needs for the remaining growing season. We may, however, require additional cash resources due to changing business conditions or other future developments, including any investments or acquisitions we may decide to pursue. Therefore, there can be no assurance that such additional investment will be available to us, or if available, that it will be available on terms acceptable to us.

Financial Cash Flow Highlights

	Yongye	Predecessor
	International,	Inner Mongolia	Increase /
	Inc.	Yongye	(decrease)
	30-Sep-09	30-Sep-08
Net cash used in operating activities	$(6,841,755.)	$(8,119,164)	-16%
Net cash used in investing activities	$(2,655,816)	$(3,616,091)	-27%
Net cash provided by financing activities	$8,540,155.	$18,194,020	-53%
Effect of exchange rate change on cash and cash equivalents	$(11,653)	$380,656	-103%
Net increase in cash and cash equivalents	$(969,069.00)	$6,839,421.00	-114%
Cash and cash equivalents at beginning of period	$4,477,477.00	$8,137.00	54926%
Cash and cash equivalents at end of period	$3,508,408.00	$6,847,558.00	-49%

Securities and Exchange Commission
November 19, 2009

In summary, our cash flows were:

For the nine months ended September 30, 2009, net cash used in operating activities decreased by 16% or $1,277,409 to $6,841,755 from $8,119,164 for the period ended September 30, 2008. These changes were mainly brought about by a significant increase in sales of $42,797,213  resulting in an increase of $10,872,805 in net income excluding changes in fair value of derivative liabilities which was then offset by an increase in accounts receivable of $19,642,017 and increase in cash used for inventory of $8,143,462. The increase in sales is primarily due to the expansion of our distribution network in both our traditional and new markets. The increase in net income excluding changes in fair value of derivative liability is the result of higher sales and an improved margin. The main driver for the higher amount of accounts receivable resulted from our key distributors taking advantage of the six month credit terms to drive higher sales in their provinces. In addition, in anticipation of higher sales for future, the Company purchased more from its suppliers, resulting in higher cash provided by accounts payable to both related party and third parties by $12,015,533. Cash provided by income tax payable also increased by $6,780,629 due to the increase in Yongye Nongfeng’s profit before income tax and income tax rate.

Besides higher sales and margin, the changes described above were generally due to the fact that our largest customers typically pay us in 6 months after we ship products to them which is done according to the terms set in the agreement with them.  Because we are constrained by the seasonal forces and the elongated payment terms of the agriculture industry, we slowly build up accounts receivable starting in the first quarter and more rapidly add to this throughout the peak season of the second and third quarter. As the end of the year approaches, we typically have had the ability to collect a great deal of our receivables so as to start the new year with a much lower balance. Additionally, due to the seasonal nature of the agriculture industry, the peak season for the sale of our product is in the second and third quarters of the year.  We normally build up inventory in the first and fourth quarters to prepare for shipments to customers as they order product for the peak selling season in the second and third quarters. Also, from the second quarter of this year, we started to carry raw materials and semi-finished goods in our inventory, as we have completed the restructuring process. The significant increase in the balance of inventory we typically experience is in line with our business practices.

Net cash used in investing activities decreased by $960,275 or 27% to $2,655,816 in the period ended September 30, 2009 compared to $3,616,091 the same period ended in 2008. This was due to our large investment in property, plant and equipments of $3,493,192 and intangible assets of $122,899 as opposed to a newly founded Yongye Nongfeng in the first nine months September 30, 2008 where property, plant and equipments for the nine months ended September 30, 2009 was $2,655,816.

Net cash provided by financing activities decreased by $9,653,865, or 53% to $8,540,155 in the period ended September 30, 2009, which was mainly due to the May offering which raised $8,984,488 in proceeds while the April Offering and September Offering in 2008 raised a total of $19,350,650.

Working capital at September 30, 2009 increased by $8,158,102 to $31,429,342 from $23,271,240, or 35%, over September 30, 2008.

Securities and Exchange Commission
November 19, 2009

Amendment No. 2 to Form 10-K for the fiscal year ended December 31, 2008

Accounts receivable and Bad Debt Reserve, page F-12

5.
Refer to prior comment 12. As previously requested, please tell us in greater detail why you believe the allowance percentages and corresponding periods outstanding are appropriate. For example, why does a receivable becoming outstanding for two years trigger an increase in the related allowance and why is fifty percent an appropriate percentage in that circumstance. Please be detailed in your response.

COMPANY RESPONSE: Upon inception, Yongye Nongfeng took on many of the predecessor company’s customers. We also provided similar credit terms to our customers and selected our allowance percentages and corresponding outstanding periods according to the historical loss experience of the predecessor’s accounts receivable aging (“aging analysis method”), which we believed was appropriate. Due to our effective accounts receivable collection process, by fiscal year end, December 31, 2008, the amount of accounts receivable allowance was immaterial to the financial statements.

Since the second quarter of year 2009, we have started reviewing the accounts receivable allowance policy due to the development of our own customer base and experience with accounts receivable collection. Starting from the fourth quarter of 2009, we intend to determine the allowance for doubtful accounts based on management's assessment of the collectability of specific customer accounts (“specific identification method”), which includes consideration of the credit worthiness and financial condition of those specific customers. After consultation with our outside auditors, we have decided to adopt a more formal accounts receivable policy and we intend to disclose this new accounting policy change in the year-end financial statements included in our Annual Report on Form 10-K for the period ended December 31, 2009.

Currently, we do not have any accounts receivable outstanding over 6 months. Our distributors are all in good standing in terms of their credit history with us. There is no difference in accounts receivable allowance amount based on either the aging analysis method or specific identification method for the period ended September 30, 2009.

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Your prompt attention to this filing would be greatly appreciated.  Should you have any questions concerning any of the foregoing please contact me by telephone at 011-8610-8232-8866 x8880.

(Signature page follows.)

Sincerely,

/s/ Zishen Wu

Zishen Wu